			Exhibit 12

Integrys Energy Group
Ratio of Earnings to Fixed Charges

(Millions)	2008	2007	2006	2005	2004
EARNINGS
Income available to common shareholders	$126.4	$251.3	$155.8	$157.4	$139.7
Discontinued operations, net of tax	(4.7)	(73.3)	(7.3)	(11.5)	13.8
Cumulative effect of change in accounting principles, net of tax	-	-	-	1.6	-
Federal and state income taxes	51.2	86.0	45.0	39.6	30.4

Pretax earnings from continuing operations	172.9	264.0	193.5	187.1	183.9

Loss (income) from less than 50% equity investees	(66.8)	(32.8)	(16.6)	(10.3)	(3.6)
Distributed earnings of less than 50% equity investees	50.4	36.6	29.6	17.8	11.7

Fixed charges	170.8	174.6	107.0	69.5	61.5

Subtract:
Preferred dividend requirement	5.1	5.2	5.3	4.9	4.7
Minority interest	0.1	0.1	3.8	4.5	3.4
Total earnings as defined	$322.1	$437.1	$304.4	$254.7	$245.4

FIXED CHARGES
Interest on long-term debt, including related amortization	$131.1	$118.1	$54.3	$51.2	$48.9
Other interest	29.0	46.7	45.1	11.2	6.0
Interest factor applicable to rentals	5.6	4.6	2.3	2.2	1.9
Preferred dividends (grossed up) (see below)	5.1	5.2	5.3	4.9	4.7

Total fixed charges	$170.8	$174.6	$107.0	$69.5	$61.5

Ratio of earnings to fixed charges	1.9	2.5	2.8	3.7	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	39.0%	40.6%	41.7%	36.9%	33.7%

Preferred dividends (grossed up)	$5.1	$5.2	$5.3	$4.9	$4.7

* The tax rate has been adjusted to exclude the impact of tax credits.